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EXHIBIT A

                            BFMA HOLDING CORPORATION
                         50 EAST SAMPLE ROAD, SUITE 400
                             POMPANO BEACH, FL 33064

                                                           November 16, 2000


VIA FACSIMILE AND FEDERAL EXPRESS
Mr. Clifford W. Stanley
Chairman and Chief Executive Officer
Guest Supply, Inc.
4301 U.S. Highway One
Monmouth Junction, NJ 08852-0902

Dear Mr. Stanley:

         BFMA Holding Corporation is currently the beneficial owner of 308,600 shares of Guest Supply, Inc.'s common stock (representing 4.7% of the issued and outstanding shares, based on Guest Supply's most recent public filings). BFMA is prepared to offer $21.00 per share in cash for each share of Guest Supply it does not already own. This proposal represents a premium of approximately 25% over the closing price of Guest Supply's common stock on November 16, 2000 and a premium of approximately 29% over the average closing price of Guest Supply's common stock over the last 20 trading days ending on November 16, 2000.

         Since 1997, BFMA has consistently expressed its interest in combining its operating subsidiary, Marietta Corporation, with Guest Supply. On a number of occasions you communicated to representatives of BFMA that Guest Supply was available for sale. However, each time we have approached you with a serious expression of our interest, you dismissed our proposals as inadequate.

         In early May 2000, representatives of BFMA discussed with you BFMA's desire to acquire Guest Supply. You inquired at that time as to the price per share that BFMA would be willing to pay and suggested that BFMA formally request certain information to assist in that determination. We preliminarily indicated to you our thoughts on the value of the company and in mid-May formally requested information to assist in confirming such value. None of the requested information was provided. On June 1, 2000, I wrote a letter to you and your directors on behalf of BFMA, formally proposing to acquire the shares of Guest Supply for $24.00 per share in cash. The closing stock price of Guest Supply's common stock on May 31, 2000 was $17.56 per share. On June 16, 2000, we received a letter from you indicating that you rejected our proposal as "inadequate." Although discussions continued and correspondence was exchanged over the next four months, very little progress was made. As you are well aware, we communicated to you and your representatives on numerous occasions our growing frustration with respect to the lack of such progress. On September 20, 2000, you sent us a letter terminating discussions with BFMA and confirming our belief that you never seriously intended to cooperate with us in exploring a

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transaction.

         As a result of your dismissal of our prior proposal, we have officially nominated two directors for election as Class C Directors of Guest Supply at Guest Supply's 2001 Annual Meeting anticipated to be held on January 17, 2001. The nominees for director are Logan D. Delany, Jr., an independent investor and businessman, and Charles W. Miersch, the Senior Associate Dean of the Simon School of Business at the University of Rochester. Messrs. Delany and Miersch have consented to serve as directors and, if and when elected, have announced their intention to form a special committee of directors and hire independent financial and legal advisors to explore a prompt sale of Guest Supply to the highest bidder.

         Since our discussions earlier this year, the markets have been volatile and valuations have deteriorated. Despite this deterioration, we remain interested in pursuing a transaction with Guest Supply. We believe that the combination of Marietta Corporation and Guest Supply is a strategic fit and will allow the combined company to benefit from our complementary capabilities. From publicly available information, we have identified a number of areas in which cost savings can be implemented and operating efficiencies can be achieved. We hope to be able to confirm such savings through due diligence. Moreover, we would anticipate that the transaction would substantially increase the business of the combined company at each of the current operating locations. Finally, we believe that a transaction can be completed quickly, without regulatory issues, and we will devote all necessary resources to accomplish this goal. We are prepared to quickly negotiate a definitive agreement with respect to our proposal.

         We were hoping to negotiate a transaction on a cooperative basis; however, we are now prepared, if necessary, to remove you from the decision process and appeal directly to the Guest Supply shareholders.

         If you would like to discuss this proposal further, please do not hesitate to call me or Rick Bloom.

Sincerely,

BFMA HOLDING CORPORATION

/s/ Barry W. Florescue
Barry W. Florescue
Chairman of the Board and President










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          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064